EXHIBIT 11.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF INCOME PER COMMON AND COMMON EQUIVALENT SHARE

(In thousands, except per share amounts)

	For the Three Months Ended		For the Nine Months Ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
BASIC
Net income	$236,750	$239,025	$271,517	$306,575

Applicable Share of Computation of Income per Share:
Weighted average common shares outstanding	386,346	378,628	390,796	384,491

Net Income Per Common Share—Basic:
Net income per common share	$0.61	$0.63	$0.69	$0.80

DILUTED
Net income	$236,750	$239,025	$271,517	$306,575

Applicable Shares for Computation of Net Income Per Share:
Weighted average common shares outstanding	386,346	378,628	390,796	384,491
Weighted average common equivalent shares arising from:
Dilutive stock options	4,948	4,036	6,449	2,680

Weighted average number of common and common equivalent shares	391,294	382,664	397,245	387,171

Net Income Per Common Share—Diluted:
Net income per common share	$0.61	$0.62	$0.68	$0.79